December 20, 2019

James Byrd, Jr.
Chairman, Chief Executive Officer
Legion Capital Corp.
301 E. Pine St, Suite 850
Orlando, FL 32801

       Re: Legion Capital Corp.
           Offering Statement on Form 1-A
           Filed November 27, 2019
           File No. 024-11123

Dear Mr. Byrd:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed November 27, 2019

Part II
General, page 1

1. Please revise to disclose whether you have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is
      required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Please refer to General Rule
(a)(3) of Part F/S
      of Form 1-A.
2. Please revise to clearly disclose the date you plan to adopt each recently issued or revised accounting standard.
3. We note the disclosure on the cover page under "Restrictions on Redemption and
      Repurchase" that you will have no obligation "to redeem preferred shares upon a
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         redemption request made by the holder if the Company, in its sole discretion, determines that redemption is not in the best interest of the Company." Please make these disclosures clearly under the subheading "Redemption Requests at the Option of the Holder" where you discuss how stock holders can request redemption. Please also clarify, if true, that no redemption fees will be charged under the heading "Optional Repurchase Upon Death, Disability or Bankruptcy of a Holder."
4. We note the statement on page 1: "During the next 12 months we plan to use our current cash, as well as additional capital procured through this offering and other capital sources, to build and acquire new businesses and opportunities within our core operating areas and potential new areas, to grow our current lending, real estate services and development businesses both organically and through acquisition and to expand our business services such as marketing and management." Please expand to clarify whether there are any current plans, understandings or arrangements regarding acquisitions or business combinations. Please also expand on this disclosure in your Use of Proceeds section.
Part II, page 1

5. Please revise the offering amounts on the offering circular cover page to be consistent and to clarify, if true, that you are offering $20 million each of Bonds and Preferred Stock.
Plan of Distribution and Selling Securityholders
Plan of Distribution, page 11

6. You disclose that you may engage placement agents in the future and pay commissions.
         Please disclose that, if you do, you will file a supplement to the offering statement naming the placement agents and their commissions before any sales are made under those arrangements.
Use of Proceeds to Issuer, page 13

7. Revise to disclose the material terms of the debt you may retire or repay, including interest rate and maturity date. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness. Refer to Item 6 and the Instructions to thereto Disclose whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries. See Instruction 2 to Item 6 of For 1-A.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 15

8. Please revise to provide an analysis of the results of operations including discussion of relevant trends for each period presented in your financial statements. Please ensure you provide appropriate discussion related to the gain on sale of equity interests, bad debt expense and any other material item impacting financial results. Please refer to Item 9 of
         Part II of Form 1-A. To the extent that you provide information related to periods
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         subsequent to your financial statements included in this filing, please label this information as Recent Developments or something similar.
9.       We note your disclosure on page 1 that you are a holding company with operating
         subsidiaries in the areas of commercial lending, real estate and real estate services, management and marketing. Please revise to quantify financial information, including revenues and gross profit or other profitability metrics, by business unit or segment for each period presented. Refer to Item 9 of Form 1-A.
10. Please revise to provide the weighted average yield on your loans receivable and the weighted average cost of your notes payable for each period presented in MD&A and explain any material trends.
Operations   Our Lending Business
Tier I   A Direct Secured Loan, page 19

11. Please revise to explain your strategy for offering interest rates on secured loans which approximates your actual capital cost.

Tier III   Participation Fees, page 19

12. Please revise to disclose the amount of participation fees recognized in each period presented and what line item they are presented in the income statement.
13. Please revise to disclose your revenue recognition policies related to participation fees in your financial statement notes.
Interest of Management and Others in Certain Transactions, page 21

14. We note the cross reference to footnotes 13 and 14 to the financial statements. Please revise to disclose here the information required by Item 13 of Form
1-A.
Securities Being Offered
The Bonds, page 22

15. You disclose that the bonds will be secured by a first lien on a pool of mortgage loans or other asset backed business loans. Please revise to disclose the contractual rights bondholders have related to the pool. For example, clarify whether a bondholder has the right to sell or repledge the assets in the pool.
16. Item 5 states that an 84 month maturity Bond will be due in full at the end of 72 months.
         Please explain or revise here and elsewhere, as appropriate.
17. Revise to clarify, if true, that there are no rollover features, or revise to describe.
Financial Statements, page F-1

18. Please revise to include updated financial statements in accordance with paragraphs
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         (b)(3)-(4) of Part F/S and update related disclosures in the filing.
19. We note your disclosure on page 1 that you are a holding company with operating subsidiaries in the areas of commercial lending, real estate and real estate services, management and marketing. Please tell us in detail how you identified your operating segments and your reportable segments and ensure that you disclose the information required by ASC 280-10-50-20.
Report of Independent Registered Public Accounting Firm, page F-2

20. Please tell us how your auditor determined that an emphasis of a matter paragraph, due to the financial statement restatement disclosed in Note 3, was not required considering the guidance in AU-C Section 708.13.
21. Please tell us how your auditor determined that there was not substantial doubt about your ability to continue as a going concern for a reasonable period of time and that an emphasis of a matter paragraph was not warranted. Refer to AU-C Section 570 for guidance.
Consolidated Balance Sheets, page F-3

22. We note your common stock has no par value and that you have credited common stock for amounts received in exchange for common stock. Please tell us why amounts were not recorded as additional paid in capital upon issuance of stock with no par value or revise to recognize amounts received in exchange for no par value common stock as additional paid in capital.
23. We note you presented $1,157,630 of goodwill in your June 30, 2018 Balance Sheet included in your Form 1-A POS filed on October 2, 2018. We also note that you do not present any goodwill in your December 31, 2018 Balance Sheet. Please tell us the facts and circumstance related to recognizing the goodwill at June 30, 2018 but no longer presenting the amounts or any impairment of goodwill in your December 31, 2018 financial statements.
Consolidated Statements of Operations, page F-4

24. Please tell us why you present the $1.8 million gain on sale of equity interest in revenue.
         Alternatively, please revise to present this amount in other income. Refer to Rule 5-03 of
         Regulation S-X for guidance.
25. Please tell us why you present interest income in revenue. Alternatively, please revise to present these amounts in other income. Refer to Rule 5-03 of Regulation S-X for guidance.
26. Given the materiality of amounts, please revise to present bad debt expense in a separate line item. Refer to Rule 5-03 of Regulation S-X for guidance.
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Statements of Consolidated Cash Flows, page F-6

27. Please tell us why you present cash flows related to issuing and collecting business loans in the operating section, and the supporting accounting guidance considered.
         Alternatively, please present these items in the investing section. Refer to ASC 230-10-
         45-12 for guidance.
28. Please tell us where you present the preferred membership unit distribution of $112,724 in
         2017 in the statement of cash flows and provide supporting details for your presentation.
Note 2: Summary of Significant Accounting Policies
Business Loans Receivable, page F-8

29. Please revise to describe your policy for charging off loans receivable. Specifically discuss the triggering events or other facts and circumstances that will cause you to charge-off a note. Refer to ASC 310-10-50-11B(b) for guidance.
30. Please revise to disclose your policy for recording payments received on nonaccrual loans and for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-
         6(c) and ASC 310-10-50-6(b) for guidance.
31. Your disclosure of the amount of the allowance for loan losses on page F-8 does not agree to the amount disclosed on page F-12. Please revise as necessary.
32. We note your disclosure that each distressed or non-performing asset is evaluated on an individual case by case basis for restructuring. Please revise to disclose how you consider whether a modification is a troubled debt restructuring. Specifically, explain the key factors you consider to determine if a modification represents a concession and whether the borrower is experiencing financial difficulties. Refer to ASC 310-40 for guidance.
Note 3: Adjustments to Prior Year Financial Statements, page F-12

33. We note your disclosure of the multiple correction of errors. In order to more clearly show the effect of your corrections, please revise to present the impacted financial statement line items as originally reported, as adjusted, and the impact of the corrections.
         Refer to ASC 250-10-50-7 and the example disclosure in ASC 250-10-55 for guidance.
Note 5 Business Loans Receivable, page F-12

34. We note your disclosure that your portfolio segments are real estate and transportation.
         Please revise to provide a roll forward of your allowance for loans losses by portfolio segment for each period presented. Refer to ASC 310-10-50-11B(c) for guidance.
35. Your disclosure on the bottom of page F-12 appears to indicate that every notes receivable was impaired at December 31, 2018. As noted in the guidance in ASC 310-10-35-2, a note is impaired if it is probable that you will be unable to collect all the contractual interest and principal payments as scheduled in the loan agreement. Please revise your
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         disclosure to disclose both the balance of your allowance for loan losses and your recorded investment in loans by impairment method (e.g. collectively evaluated or individually evaluated) for each loan portfolio segment at each period end. Please note that a loan individually reviewed for impairment but determined not to be impaired should be measured for impairment under ASC 450-20 and is presented as collectively evaluated in your disclosure. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in
         ASC 310-10-55-7 for guidance.
36. Please revise to present the recorded investment in loans receivable on nonaccrual status by class of loan receivable or portfolio segment at each period end. Refer to ASC 310-10-
         50-7(a) for guidance.
37. Please revise to provide an age analysis of past due loans receivable by class or portfolio segment at each period end. Refer to ASC 310-10-55-9 for guidance.
Note 8: Notes Payable, page F-13

38. Please revise to disclose the weighted average interest rate of each type of obligation.
         Separately present the rate for the current portion and the long term portion. Refer to ASC
         210-10-S99-1 for guidance.
39. Please revise to disclose the carrying amount and classification of any assets pledged as collateral for your notes payable. Refer to ASC 860-30-50-1A.b.1 for guidance.
40. Please revise to disclose qualitative information about the relationship between any assets pledged and the associated liabilities. For example, if assets are restricted solely to satisfy a specific obligation, a description of the nature of restrictions placed on those assets, etc.
         Refer to ASC 860-30-50-1A.b.2 for guidance.
Note 11: Stock Options, page F-14

41. Please revise to clarify why management determined that an adjustment was not required due to the modifications of the stock options.
Note 12: Income Taxes, page F-15

42. Please revise to disclose the components of your gross deferred tax asset and liability at each period end presented. Refer to ASC 740-10-50-2 for guidance.
Note 14: Related Party Transactions, page F-16

43. Please revise to disclose why the sale of your equity interest in a sand and stone mining operation represents a related party transaction.
44. We note your disclosure that you hold a $4 million secured note and mortgage on the sand and stone mining operation and real estate. Please revise to disclose all material related party amounts on the face of your balance sheet, income statement and statement of cash flows for all periods presented. Refer to ASC 235-10-S99-1(k).
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Note 15: Acquisitions, page F-17

45. Please provide us an analysis of how you accounted for the acquisition of the assets of
         Legion Select Venture Fund, LLC. In your analysis:

              Tell us the method of accounting (e.g. acquisition of assets, acquisition method, transaction between entities under common control) and provide any guidance supporting your accounting determinations.
              Clarify how you initially measured the assets acquired and liabilities assumed. If you used fair value, please tell us how you determined fair value. If not, please tell us the guidance supporting the initial measurement and how you considered the guidance in
              ASC 805-50-30-2.
              Quantify each major class of assets acquired and liabilities assumed.
              Provide a summary journal entry of the transaction with supporting commentary explaining the basis for any material amounts or judgments made.
46. We note the preferred membership units earn a dividend of 12% plus 25% of the net income from the assets acquired. Please provide us the calculation of the amount of net income attributed to the non-controlling interest and the amount distributed for 2017 and
         2018. Please provide supporting commentary to allow us to fully understand the calculation.
47. Your disclosure of the amount of the allowance for loan losses related to the $1.7 million secured loan on the assets of the maritime renovation and sales company is greater than the allowance for loan losses for the entire company as disclosed in
Note 5 on page F-12.
         Please revise as necessary.
48. Please revise to disclose the gain or loss related to the maritime renovation and sales company acquisition and sale.
49. Please revise to disclose the purchase price allocation and other information required by
         ASC 805-10-50, ASC 805-20-50 and ASC 805-30-50 related to the acquisition of Dorman
           Willis Motors, Inc.
50. We note disclosure in your Form 1-A POS filed on October 2, 2018 related to the acquisitions of SDC of Florida, LLC and A.R. Bailey Homes, LLC on July 2, 2018.
         Please tell us how these acquisitions are accounted for in your financial statements and ensure you disclose all required information.
Notes to Consolided Financial Statements
Note 17: Subsequent Events, page F-17

51. Please supplementally provide details on the $4,700,000 of new Notes issued after
         December 31, 2018, including the number of purchasers, any commissions paid, and exemptions relied on to make these sales.
         We will consider qualifying your offering statement at your request. If a participant in
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your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameJames Byrd, Jr.                          Sincerely,
Comapany NameLegion Capital Corp.
                                                           Division of
Corporation Finance
December 20, 2019 Page 8                                   Office of Finance
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